Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed under Rule 14a-12 of the

Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No. 001-04721

Sprint Nextel Merger Update

20 April 2005

© 2005 Sprint. All Rights Reserved. Sprint and the diamond logo design are trademarks of Sprint Communications Company L.P. All other trademarks are the property of their respective owners.

Cautionary Statement Regarding Forward-Looking Information

The information highlighted in this presentation includes selected financial information and should be read in conjunction with our consolidated financial statements and notes and the Cautionary Statements Regarding Forward-Looking Information included in our press release dated April 20, 2005, which is posted on Sprint’s website at <<http://www.sprint.com/sprint/ir/fn/>>, as well as our financial statements and notes, the trends and risk factors affecting us and other information provided in our annual, quarterly and current reports, proxy statement, and other filings made with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934.

This presentation includes “forward-looking statements” within the meaning of securities laws. The statements in this presentation regarding the business outlook and expected performance as well as other statements that are not historical facts are forward-looking statements. The words “estimate,” “project,” “forecast,” “intend,” “expect,” “believe,” “target,” “providing guidance” and similar expressions identify forward-looking statements, which are estimates and projections reflecting management’s judgments based on currently available information and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Forward-looking statements speak only as of the date indicated. Sprint is not obligated to publicly release any revisions to forward-looking statements to reflect events after the date of any news release or unforeseen events. With respect to these forward-looking statements, Sprint has made assumptions regarding, among other things, customer and network usage, customer growth and retention, pricing, costs to acquire customers and to provide services, the timing of various events and the economic environment.

This presentation contains certain non-GAAP financial measures as well as reconciliations to the most directly comparable GAAP financial measures. Because Sprint does not predict special items that might occur in the future, and our forecasts are developed at a level of detail different than that used to prepare GAAP-based financial measures, Sprint does not provide reconciliations to its forward-looking measures. Definitions of these non-GAAP financial measures are available in the April 20, 2005, First Quarter 2005 Investor Update located at <http://www.sprint.com/sprint/ir/>.

First Quarter 2005 Investor Update 2

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

A number of the matters discussed in this document are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding the new company, including expected synergies resulting from the merger of Sprint and Nextel, combined operating and financial data, future technology plans, and whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: the failure to realize capital and operating expense synergies; the result of the review of the proposed merger by various regulatory agencies, and any conditions imposed on the new company in connection with consummation of the merger; approval of the merger by the stockholders of Sprint and Nextel and satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Sprint’s and Nextel’s respective reports filed with the SEC, including each company’s annual report on Form 10-K for the year ended December 31, 2004. This document speaks only as of its date, and Sprint and Nextel each disclaims any duty to update the information herein.

Additional Information and Where to Find It

Sprint Corporation has filed a Registration Statement on Form S-4 with the SEC (Reg. No. 333-123333) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction. SHAREHOLDERS OF SPRINT AND SHAREHOLDERS OF NEXTEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/ PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMBINATION. The final joint proxy statement/prospectus will be mailed to shareholders of Sprint and shareholders of Nextel. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Sprint Investor Relations at Sprint Corporation, 6200 Sprint Parkway, Overland Park, Kansas 66251, 800-259-3755, Option 1 or from Nextel Investor Relations at 2001 Edmund Halley Drive, Reston, Virginia 20191, 703-433-4300.

Participants in Solicitation

Sprint, Nextel and their respective directors and executive officers, other members of management and employees and the proposed directors and executive officers of Sprint Nextel, may be deemed to be participants in the solicitation of proxies in respect of the combination. Information concerning the proposed directors and executive officers of Sprint Nextel, Sprint’s and Nextel’s respective directors and executive officers and other participants in the proxy solicitation, including a description of their interests, is included in the joint proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4.

First Quarter 2005 Investor Update 3

Sprint Nextel Investment Profile Compelling

Combined Sprint Nextel Wireless Subscribers on Network

45

40

35

(Millions)

30 25 20

+21%

2003 2004

Subscribers include Sprint direct, affiliate & wholesale and Nextel

2004 Combined Wireless Revenue Growth Rate

25% 20% 15% 10% 5% 0%

Sprint Nextel

Competitor Avg

Competitors include Verizon, T-Mobile, Cingular & Alltel

2004 Total Combined Revenue Growth Rate

12% 10% 8% 6% 4% 2% 0%

Total Sprint Nextel

Integrated Carriers

Integrated carriers includes Verizon, SBC, Bellsouth, Alltel and normalizes for ownership position

Fortune 40 company with superior growth profile

Merger Planning on Track

Integration planning efforts are on schedule

Governance structure and program management tools in place Executive Steering Committee overseeing process 19 functional teams and over 1,500 people working towards Day 1, Day 100 and End State integration Day 1 critical path milestones for employees, customers and shareholders are being closely monitored Employee relationships are positive and indicate a great start towards a winning Sprint Nextel culture

Merger Milestones

Accomplishments

Creation of merger governance structure

DOJ: Hart-Scott-Rodino Act

FCC application

SEC Joint proxy/S-4 filing

Next level of executive management

1Q 2005

FCC consideration DOJ antitrust review State approvals

SEC proxy approval Set shareholder vote date

2Q 2005

Expected merger close

2H 2005

Expected Local spin-off

2006

Update on Local Spin-off

Establishing a business model built for success

Full range of products and markets

Financial structure consistent with business prospects

Good progress on plans

Transition organized Business strategy finalized

LD and Wireless customer ownership defined IRS filing submitted

Continue to work on other key issues

Specific wireless relationship State regulatory filings

First Quarter 2005 Investor Update 7